UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Crescent Capital BDC, Inc.
(Name of Issuer)

CommonStock, par value $0.001 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.N/A

1	NAMES OF REPORTING PERSONS
UFCW-Northern California Employers Joint Pension Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California?

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,885,307.423 shares

	6	SHARED VOTING POWER
0 shares

	7	SOLE DISPOSITIVE POWER
3,885,307.423 shares

	8	SHARED DISPOSITIVE POWER
0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,885,307.423 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
EP

CUSIP No.N/A

Item 1.

	(a)	Name of Issuer Crescent Capital BDC, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025

Item 2.

	(a)	Name of Person Filing UFCW-Northern California Employers Joint Pension Plan

	(b)	Address of Principal Business Office or, if none, Residence 1000 Burnett Ave, Suite 200, Concord, CA 94520

	(c)	Citizenship California

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number N/A

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☒ -An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1*.

	(a)	Amount beneficially owned: 3,885,307.423 shares

	(b)	Percent of class: 19.9%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 3,885,307.423 shares

		(ii)	Shared power to vote or to direct the vote 0 shares

		(iii)	Sole power to dispose or to direct the disposition of 3,885,307.423 shares

		(iv)	Shared power to dispose or to direct the disposition of 0 shares

*
The percentage of shares of Common Stock beneficially owned by the Reporting Person is based on a total of 19,549,661 shares of Common Stock of the Issuer outstanding as of September 30, 2019, as disclosed in the Definitive Proxy Statement on Schedule 14A of the Issuer filed with the Securities and Exchange Commission on December 11, 2019.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2020
Date

/s/ Rick A. Silva
Signature

Rick A. Silva, Executive Director & Plan Administrator on behalf of the UFCW Northern California Employers Joint Pension Plan
Name/Title